UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission file number: 000-32987

(Check One): Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [ X ] Form N-SAR [  ]

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________
PART I -- REGISTRANT INFORMATION

United Security Bancshares
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

1525 E. Shaw Ave.
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Fresno, CA 93720
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In conjunction with a regulatory examination by the Federal Reserve Bank of San Francisco (the “FRB”), a question was raised concerning United Security Bank’s (the “Bank”) accounting treatment for certain Certificates of Deposit included in total deposits and, Investment Certificates of Deposit classified as interest-bearing assets in other banks (“Investment CD’s”), included in total assets. The FRB disagreed with the Bank’s method of amortizing certain discounts on the Investment CD’s, and recommended their preferred methodology. In an effort to determine proper accounting treatment, the Bank submitted the matter to the Securities and Exchange Commission (“SEC”) in July 2003. The SEC ruled in favor of accounting for the Investment CD’s in accordance with the methods preferred by the FRB. As a result, the Company will be making an adjustment to its accounting for the Investment CD’s.

The expected impact of this adjustment will be to decrease net income by $538,000 for the year ended December 31, 2002 and to increase 2003 net income, as reported in the Company’s press release dated October 10, 2003, by $196,000. In addition, balance sheet adjustments to the carrying value of the Investment CD’s, will result in a reduction to total assets of $775,000 as of December 31, 2002, and a reduction to total assets of $478,000 as of September 30, 2003.

Accordingly, the Company will file an amended Form 10-K for 2002 to reflect the financial impact of this adjustment. As a result of the foregoing, the Company requires more time to complete the Form 10-Q for the quarter ended September 30, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth L. Donahue - CFO	(559)	248-4943
_________________________	_________________________	_________________________
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Security Bancshares
_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2003	By: /s/ Kenneth L. Donahue
Chief Financial Officer